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January 25, 2024

GBTC Financial Planning CE Webinar

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Moderator: Mike Sisk
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American Banker

Host: Mike Perkowski
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Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.

Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Bitcoins; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset exchanges may impact the value of Bitcoin, and consequently the value of the Trust.

Transcript:

Operator: Ladies and gentlemen, I'd like to welcome you to today's event. Today's web seminar is being recorded, and you're currently in a listen-only mode. Before we get started, I'd like to acquaint you with some of the ways you can participate today. The ON24 room allows you to adjust and resize all panels that appear on your screen. Simply click the lower right corner to adjust. And if you'd like, you can also move panels by clicking anywhere on the top title bar and dragging them to the desired location.

At the end of today's session, there will be a question-and-answer period. Just type your questions into the questions panel on the left side of the screen. We'll take as many questions as we have time for. And if we happen to run out of time, we'll follow up with you after the session with an answer. And if you experience any technical difficulties during today's event, please enter a question into the questions panel, and we'll be happy to help resolve any issues you may be experiencing. Finally, thanks again for joining us. We hope you enjoy today's webinar. Now let's get started.

David Adler: Hello. I'm your moderator, David Adler, for today's very timely event. I'd like to introduce our two speakers.

First up is Zach Pandl, who is Head of Research at Grayscale, the world's largest crypto asset manager. Prior to joining Grayscale, Zach worked as a macroeconomist and market strategist at a variety of Wall Street firms including Goldman Sachs, Nomura Securities, and Lehman Brothers.

Our second speaker who will be joining Zach is John Hoffman, who is Head of Distribution and Partnerships at Grayscale. Prior to joining Grayscale, John was Head of Americas ETFs and Index Strategies at Invesco, which he joined in 2006. At Invesco he also held positions including Head of Distribution for the REA Division, Private Client Group and Personal Investing Platforms, Head of ETF Distribution for all retail channels in the United States, and Global Head of ETF Capital Markets and Institutional Sales.

With that, I'll turn it over to our first speaker, Zach.

Zach Pandl: Thanks, David, and thanks, everyone, for joining us today. Very excited to walk through this presentation about Bitcoin and Bitcoin investing. This is just a quick sketch of what we'll be going through today, talking about Bitcoin and the blockchain, how advisors should be thinking about putting Bitcoin into portfolios, spot Bitcoin ETFs, and our product, GBTC, and then we'll be taking some of your questions. So let's get to it. David, if you could please turn to the next slide.

So Bitcoin must be the most talked-about and least understood asset in the world. And so what I'm going to try to accomplish in the next couple of slides is help you understand on a very basic level what this asset is all about so that looking ahead, you and your clients can confidently invest in Bitcoin and the cryptocurrency asset class.

Bitcoin is a money system that is not created by a government or a central bank. The money that we're familiar with--the US dollar or if you travel overseas, the Japanese yen or the euro--these are money systems that are very common that are issued by governments and by central banks. Bitcoin is the same sort of thing. It is a type of money but it is not issued by a government, not created by a central bank or any central authority.

Now in the financial system today, we already have something like that. Gold serves that purpose as well. As most of the people on this call, I'm sure, are well aware, gold has a long history as a money medium, and while it was sometimes shaped into coins, it never derived its value from a government. Today gold serves as a kind of legacy money system, really only used by central banks. The world's central banks, the world's nations, store gold bars, literally in the basement of the Federal Reserve Bank of New York in downtown Manhattan, and they count those assets towards their national assets and think of them as a kind of store of value, something that we'll talk about in a little bit more detail later. Private investors also own gold for the same purpose, as an asset that is supposed to hold up in worst-case scenarios when other assets like stocks and bonds might be expected to perform relatively poorly.

Now why gold? Why gold and not the 90 or so other metals that we find in the periodic table? Well, it turns out that gold has some physical properties that make it very useful as a money medium. For example, gold is relatively scarce. The supply of gold in the world increases only about 2% per year, so it's a relatively steady supply and relatively scarce.

Gold is also quite dense, but it's also shapeable, and it doesn't rust or corrode. Basically, if you have a gold coin or a gold bar and you put it away somewhere and leave it alone for a long period of time, if you come back to it after many years, it's going to be exactly the same as when you left it. That is a very useful property for a money system.

Now there's nothing wrong with gold, and I think, we think at Grayscale that there will always be investors that hold gold for this reason, as a kind of store-of-value, worst-case scenario asset. But the truth is the world that we live in today is increasingly digital. For better or worse, we and many people around the world spend a huge amount of their time online, many people literally looking into their mobile phones. So more and more of the things that we do are becoming digital, and we can see that in so many different elements of our life.

We think the same thing is happening here with asset markets. There has always been a kind of demand for a type of asset, a type of money that is not issued by a national government, not controlled by a central bank. And in the past generation, gold served that purpose well. But we believe today very strongly that Bitcoin, now and in the future, will increasingly serve that purpose for many, many types of investors.

So gold has physical attributes, as I was saying, that make it a good money medium. Bitcoin has digital attributes that make it an attractive money medium, that make it fit for this purpose. Bitcoin is also scarce. There are only 21 million Bitcoin that will ever exist. Bitcoin is verifiable, divisible, fungible--essentially, it has the good qualities of a money instrument. So when you're starting to think about what is Bitcoin, I would encourage you to think about it in this way: Bitcoin is a sort of digital object that has attributes that make it attractive as a type of money. Please flip ahead, David.

Now hopefully the analogy to gold helps you get an intuitive sense of what Bitcoin is all about. But when I explain this to investors, I get the common question back, "Okay, well, what is it, though?" And it's a reasonable question. So it is like a digital alternative to gold, but to understand what Bitcoin is from a more technical standpoint, we have to understand the concept of a blockchain or a public blockchain.

So most of the money we use today is digital. We may carry around a little bit of physical cash and coins, but most of our money is digital. It's just numbers on a database. Your bank maintains a record of your assets and liabilities and those of other customers. And you can look at those balances online, but it is up to the bank to make sure that all the right numbers are stored in all the right places for you and all the other bank's customers.

A blockchain is just like that. It's just a kind of database, meaning that it's a place that we store digital information. The critical difference is that with a public blockchain, there is no centralized authority overseeing it--no person, no government, no company or bank. And this is really the technological breakthrough that Bitcoin brought to the world. When we're looking at the amount of Bitcoin in existence or the amount of Bitcoin held by different individuals, there's not some server in a building somewhere that is storing all that information. All the relevant data is distributed over a network of computers, literally thousands of individual nodes all over the world, and no one single entity is in charge of that. And this is how you can have a digital money system that is not controlled by a central bank. It's how you can have a digital alternative to physical gold, through this public blockchain technology a distributed database.

Now you might ask, "How does something like that work in practice?" And some of this information is on this slide. You may have heard the crypto market jargon of "proof of work" or "proof of stake." But really, how it works is through economic incentives. Economic incentives written into the Bitcoin algorithm encourage a decentralized set of actors all over the world to maintain the integrity of this data. So in the case of your bank, your assets and liabilities are on a spreadsheet in a database at your commercial bank that you bank with, and it's the responsibility of the bank to oversee the integrity of that data. With the case of Bitcoin or the case with public blockchains, there is no one central party in charge. A decentralized group of actors encourage that all the right data is stored in all the right places.

So this is what a blockchain is: a database with no central authority distributed over a network. Now it is called a blockchain because of the way data are added to this database. It's not exactly like an Excel spreadsheet. In contrast, the data are added in blocks in a sequential fashion, one block after another--hence a blockchain. So that's where the name comes from, but I would encourage you to try to understand that it's not so much how the data are added that makes it special, but the fact that there is no centralized authority in charge of maintaining the quality of that database. If we could please flip ahead to the next slide.

Now I find this just the most interesting thing that I've ever come across, and it's a good reason why I spend my time doing cryptocurrency research. But for Bitcoin to have a value as an investment, that technology needs to have an application in the real world. It can't just be a technological curiosity.

So what is the investment use case or the investment thesis or the use case of Bitcoin? Really, there are three elements to that, and we'll walk through each of these in turn. The first is Bitcoin as a store of value, as a digital alternative to gold. The second is Bitcoin as a means of payment or medium of exchange, is how an economic textbook would talk about it. And the third is Bitcoin as a technological innovation, as a cornerstone of this whole new asset class built around public blockchain technology. So we'll discuss each of these use cases in the following slides. Would you please turn ahead.

Now as we started out saying in the beginning, Bitcoin's core use case is as a store-of-value asset, as a money system not controlled by a government or controlled by a central bank. And what do these terms "store of value" or "safe haven" mean? An asset with those attributes or with those labels, I think, is supposed to maintain its value relative to inflation over long periods of time. And gold, frankly, has done a fantastic job of doing that for at least 500 years that we have decent data to measure these things.

A safe haven or a store-of-value asset, I think, also can be expected to pay off at times when other assets might be expected to perform poorly. There are certain macroeconomic circumstances like really high inflation that can be damaging to classic investments like stocks and bonds, and we would hope that these types of safe haven or store-of-value assets can help perform in those types of environments. So Bitcoin is exactly the same idea. Many investors hold gold in their portfolios to try to serve this purpose, and we think a new generation of investors is holding Bitcoin in their portfolios for exactly the same reason.

Now Bitcoin is still relatively small compared to the size of the investment gold market. The chart on this slide shows us the size of the gold market today. Some gold, of course, is used for jewelry, but about $5 trillion worth of the existing stock of gold is used for investment purposes. It's held in bars, coins, in ETFs, really held for that store of value or for safe haven function--about $5 trillion.

Bitcoin today is about $1 trillion or $750 billion, depending on exactly how you measure the Bitcoin supply. So we can say that maybe Bitcoin is something like 15% to 20% of the existing investment gold market. Our belief here at Grayscale is that that market share, if you will, Bitcoin's market share of the store-of-value assets, if we can think about it that way, is going to rise over time. As investors prefer a digital store-of-value asset rather than a physical store-of-value asset, we think Bitcoin will be larger and larger relative to the existing stock of gold.

Now we think this is really the core use case and really enough, in my personal opinion, to make Bitcoin a good investment to hold in portfolios. But there is a potential expansion of other use cases, and we'll talk about those next. If you could please advance the slide.

So Bitcoin could possibly be used not only as a store of value, but as a means of payment or, again, as in the textbook sense, a medium of exchange. Now Bitcoin has been slower to take off in this regard. Even the crypto enthusiasts at Grayscale are not using Bitcoin to buy a cup of coffee or things at the mall. Really, the core use case is as a store of value.

Now the reason that Bitcoin has been slower to develop as a means of payment, we think, is largely due to a technological challenge related to fees, transaction fees, on the Bitcoin blockchain. Now at the same time, we think that there is potentially a technological solution to this technological challenge that can bring down the transaction fees that Bitcoin users are paying. This is through something called the Lightning Network, which is maybe a term that some of you have come across. We're not going to talk about that today. But the key message is that there's a technological challenge that we think in the future could have a technological solution, and there are a lot of bright minds focusing on this topic. If that is correct, if we are correct that in the future Bitcoin transaction fees or certain types of payments can come down, then this could be quite important for its valuation as an investment.

The reason is that the market for payment money is extremely large. So we mentioned that the market for investment gold is about a $5 trillion asset class. The market of payment money--narrow money used as a medium of exchange around the global economy--that market is worth about $60 trillion. So even if Bitcoin is able to capture only a small portion of the payment money system, displacing just some use cases, it could be quite meaningful for Bitcoin's valuation in the fullness of time.

Now I do want to stress one thing here, which is that while we're enthusiastic about Bitcoin and I think even as a means of payment in pockets of the global economy in the future, we're very unlikely to be displacing the dollar as the primary currency in the US economy or displacing the euro within European economies. Our financial system has its challenges, but money works pretty well in major developed market economies, and we probably are not going to be using an alternative money medium as the primary means of payment. Instead, we think we'll probably be using stable coins on blockchains, so there will be a blockchain element to all this, but that's a discussion for another time.

For Bitcoin specifically, what we should be looking for it to displace is holdings of currencies outside the United States, outside of major developed market economies where the money system doesn't work all that great to begin with. So in economics, there's a concept called "dollarization." This is when people hold dollars instead of their national currency because they're worried about inflation or confiscation or capital controls. So people prefer to hold dollars rather than the natural domestic currency.

The way to think about this is in those same places, in countries with weak money systems or high inflation, where in the past there had been dollarization, we think in the future there could be an element of Bitcoinization or cryptoization, holding this alternative store-of-value assets to prevent against inflation and potentially as a medium of exchange as well. If we could please advance to the next slide.

So store of value, means of payment are the two money-like reasons to be investing in Bitcoin, or use cases, if you will. The third is Bitcoin as a technological innovation. And again, I don't think this is really a necessary part of the Bitcoin story. I think holding Bitcoin as a store-of-value asset is enough reason in and of itself to incorporate the asset in an investor's portfolio.

But as I started out discussing, Bitcoin is not just this asset. It introduced a piece of technology to the world. It introduced the concept of public blockchain technology and can maybe be considered just the first killer app of something that we think will eventually be ubiquitous. So another reason to invest in Bitcoin is that you're gaining access to this new technology through the most widely established, largest market cap asset in this space.

Now today is a Bitcoin-focused conversation, so we're not going to get into all the other things that are happening in the crypto or blockchain space. But if I could plug one of our other initiatives here, we have something called Crypto Sectors, which is a framework that we built with FTSE Russell, the index provider that provides many of the indexes that you likely use in your day-to-day investing. Crypto Sectors provides a way to get a picture of the full landscape of things that are happening in our industry beyond Bitcoin and really just beyond money as well. So if you're interested in a much more complete picture of the cryptocurrency landscape, I encourage you to hop on the Grayscale website and look at our Crypto Sectors initiative. Would you please advance to the next slide, David.

Now if you're going to incorporate Bitcoin into a portfolio, what should you expect? Let's get into the nuts and bolts of Bitcoin investing. Now there's a lot to understand about blockchain, about the underlying technology in our space. But when you're putting it in a portfolio context, I actually think the message is relatively simple. Bitcoin is a high-risk, high-return potential asset with a low correlation to public equities, low correlation to stocks. Now that's something that we're always looking for--things that have the potential for high returns but don't necessarily have a high correlation with stocks. And this is a sophisticated audience listening to this call, familiar with concepts around portfolio construction. But why is that so important? Of course, we're always trying to achieve better portfolio returns, but we're also trying to achieve good risk-adjusted returns. We don't always just want the highest risk, highest return asset. We're trying to build a compelling optimized or efficient portfolio.

Bitcoin really has what we're looking for in the sense that it has high potential returns, but coming with a low correlation. That means when added in a portfolio context, Bitcoin can add not only to total returns over time, but also risk-adjusted returns, that we can improve not just our return, but also things like our Sharpe ratio, if you will.

So when you're thinking about Bitcoin in a portfolio context, I would think about how it fits in the context of other higher return potential, higher risk assets like segments of a public equity allocation. So where should Bitcoin go? What should it replace, for example, in a portfolio? I think things like tech stocks, small caps, international equities--the kind of things that investors put in a portfolio to try to find a little bit more return, a little bit of diversification or something in both. That's really the natural thing, I think, to replace with a Bitcoin allocation in a portfolio context. Would you please advance to the next slide.

Now I said a couple of times that Bitcoin has been a good investment, and we just want to put some data in front of you to back that up. Really, I think you'd have to be living under a rock to not have heard that Bitcoin has had a fantastic return profile over time. But as you can see, those numbers are verified in this table. I'd just like to call out the comparison to NASDAQ in particular. Over the last 10 years, tech stocks in the US have really been the only game in town. US bonds, international stocks, international bonds, commodities really have not made a lot of money for the better part of the last decade. It's really US stocks and particularly tech stocks in particular that have been the best returning investment. Bitcoin compares favorably even to NASDAQ, better returns over most of the look-back periods on this table, so it really has been a very good investment over time.

I'd just like to say one important thing here. Of course, Bitcoin is an asset with fundamentals, just like anything else. It's a kind of money system, a digital alternative to gold that competes with the dollar. And those fundamentals can change over time. So while Bitcoin has been a good investment over time, and generally we encourage investors to buy and hold and not think too much about market timing, it's not going to go up by the same amount, of course, every day, every week, every month, or even sometimes every year. So it's important to think about the context of your portfolio, think about the fundamental drivers of this asset class, do your own research as you would with anything else when you're thinking about incorporating Bitcoin into a broader investment portfolio.

And I'll pause there and pass it over to my colleague, John Hoffman.

John Hoffman: Yes, thanks, Zach, and let's stay on this slide for a moment here. And so as Zach covered the background on Bitcoin and blockchain and the investment thesis and he covered the correlation properties relative to other asset classes and the potential benefits of adding Bitcoin to a portfolio, it's a pretty compelling set-up that Zach provided. I'm going to shift gears here and talk a little bit about implementation, how to add Bitcoin to a portfolio. I'm also going to talk about selection, how to select the right product as you implement Bitcoin in a portfolio. There's various paths to attain a Bitcoin exposure, and there's unique tradeoffs on each of those. And so we're going to drill into that a bit over the next couple of slides.

But before we go there, again, I want to stay on this slide and spend a few moments on the left-hand panel here which talks about the historic returns and build on Zach's comments. I don't necessarily want to talk about the returns there, but I want to shine a slightly different lens on this table and go, again, beyond the historic performance of each asset class and talk about another technology related to each of these exposures, and that's ETFs.

At this point, I think we're all pretty familiar with exchange-traded funds. ETFs have transformed the way that capital is allocated and how portfolios are built. ETFs are a modern technology for delivering investment returns. And the benefit-rich structure of ETFs, the things we know today, they're low cost, transparent, generally tax efficient. They trade inter-day, provide inter-day liquidity. These benefits have propelled assets in ETFs to over $7 trillion here in the US, over $10 trillion globally. And each of the asset classes on this page over the last 30 years have been ETF-ized, if you will, if that's a verb. And they've come online via ETFs, making it simple, easy, and convenient to access the associated return pattern.

So it started with S&P 500 in 1993. You see NASDAQ 100, you see commodities here, fixed income. And the ETF technology as a means for delivering investment returns--a technology, again, that makes it simple, easy, convenient, flexible for investors to allocate capital and build better portfolios--has really been, again, transformative. And I would say ETFs have even forced the electronification of certain asset classes. So for example in fixed income, bringing bond trading from over the counter to on exchange instantly investable. And now fixed income ETFs make up over $1.5 trillion of AUM here in the US.

And so now in the US for the first time ever, we have spot Bitcoin ETF, the ability to add this return pattern to portfolios with, again, the click of a mouse. And the infrastructure that you're currently operating in is a significant advancement.

If we go a step further for a moment here, ETFs as a technology are really about a very simple design, again making it easy to invest. And the investor has really been the beneficiary of this technology. Fees have come down, transparency has gone up. And if we look at the equity market as a proxy here for a moment, ETFs have a little over 2.5% penetration of the overall equity market. So said a different way, ETF AUM and equity capabilities make up about 2.5%, a little over 2.5% of that market. It's even a little lower in fixed income. They came online later than equities.

But I want to go back to Zach's comments about the investment thesis here for Bitcoin. And I want you to think about the potential price implications of making it easy to invest through this ETF structure to this asset class that Zach talked about with a fixed supply and true scarcity. Moderator, if we could move on to the next slide here.

At Grayscale, we've been focused on this asset class for over a decade, focused on making it easier for investors to access this asset class in a safe and secure way. And on January 11 of this year, it was a historic day for the market, particularly historic for us at Grayscale, as we uplisted our flagship fund, ticker GBTC as we've talked about, the Grayscale Bitcoin Trust, to an ETF listed on NYSE Arca. And so again, now for the first time ever investors can access spot Bitcoin exposure through the benefit-rich ETF wrapper in a vehicle like GBTC.

And Bitcoin is Bitcoin. It's a commodity that's fungible. Each Bitcoin is the same digital commodity. However, there's various ways to access the return pattern associated with this digital asset. So for example, there's futures on Bitcoin. There's also spot exposure. So if we think about futures for a moment, like we all are familiar with gold or corn futures or oil, there's futures on Bitcoin that are cash settled, that enable investors, speculators, hedgers to gain exposure to Bitcoin.

And the first futures on Bitcoin listed in the US on the CME in October of 2017. Shortly after that in 2021, an ETF launched that provides exposure to Bitcoin futures. And again, if we zoom out a bit, futures are simply contracts that allow the investor to buy or sell the asset at a future date at a fixed price. And so they don't track the spot price perfectly, and they're a synthetic exposure. And so the actual performance may differ from the spot performance, again mainly due to the effects of contango and backwardization, which refers to the shape of the futures curve and the roll costs associated with rolling futures.

And so if we think about Bitcoin futures in an ETF, for example, as the futures contracts near expiry, a new contract has to be bought, so the future is rolled to maintain the exposure. And there's friction associated with that roll in rolling those futures.

And so there's other means of exposure beyond futures, and you see them on this slide here. The other means is really holding the spot physical. And again, we understand that when we talk about traditional commodities. It's easy to understand holding gold, where you literally have possession of the gold bars. In a gold ETF, for example, a spot gold ETF, the gold bars are literally held in vault and the ETF shares that trade on exchange simply represent a pro rata exposure to the actual gold bars.

And so it sounds strange, but you can physically hold Bitcoin. And so you could have a spot Bitcoin exposure where the holder actually possesses the Bitcoin keys in their own wallet. And the advantage here is that you own the coin, and so there's not a roll cost like there is in the futures exposure. And your position is equal to your exposure in that particular coin or to the number of coins that you own.

And so as I mentioned earlier, again, on January 11 of this year spot Bitcoin ETFs came to market in the United States. And so this is a structure where the ETF trades on exchange, and you can invest just as you would with another ETF, and the fund actually holds Bitcoin. So again, not futures. And the fund actually, again, has possession of that coin which is held by a custodian. So for Grayscale, our Bitcoin is held at Coinbase as the custodian, and the ETF shares, so GBTC in this example, represent the exposure to the Bitcoin held in the trust, which is safeguarded at Coinbase. And so this advancement makes it very easy, very efficient to now add Bitcoin spot exposure to a portfolio. David, if we could advance to the last slide here.

We've discussed the different ways that you can implement Bitcoin in a portfolio and the difference between spot exposures and futures exposures. And it's important to also understand the differences in various spot ETFs, because there's choice now in this market. Like at Grayscale, our sole focus has been and remains on crypto. We've been operating a Bitcoin fund continuously for over 10 years--again, that's GBTC. We have deep operating experience in the category. And GBTC, the Grayscale Bitcoin ETF, is the largest Bitcoin fund in the world with the deepest liquidity, the largest shareholder base. And so what that translates into for investors is it's easy to get in and out of GBTC. It's very efficient to enter and exit positions in the fund, making it a very efficient and effective way to add Bitcoin to your portfolio.

We've got a long track record at Grayscale operating in this category, and our team is purely focused on crypto. And so as you navigate this segment and ramp up your educational efforts, we encourage you to reach out to Grayscale as a partner to help you navigate this asset class and the broader digital assets ecosystem as well.

So I'm going to cap my comments there, and I'm going to pass it over to our moderator, David, for a Q&A section.

David Adler: All right, thank you for that and for that comprehensive overview. Again, I encourage our audience members to type in their questions, but we already have plenty. I'll begin with the first one, which is directed towards John. Question: What does a Bitcoin ETF mean for the entire crypto industry as a whole? Why does Bitcoin need a spot ETF when there are already futures ETFs?

John Hoffman: So I think we hit the futures topic a little bit there, but maybe I'll just take a step back and talk about this advancement as it relates to the entire crypto industry. And again, it's a massive step forward. The US is the largest capital market in the world, and so opening this market to Bitcoin ETFs is transformative, again making it easier, simpler to access this asset class, and I think most importantly, in the system that people currently operate in.

So I draw a parallel or maybe an analogy here for a moment to the app store that we all use on our phones. We all have smartphones today. You access the app store to download various applications. But think about if you built an application and it wasn't available in the Apple app store or the Android app store and you couldn't download it directly from the app store. It would be difficult. You could certainly access it, but it would be difficult; it wouldn't be easy.

Now think about if that app became available in the app store, the Apple app store or the Android app store. That's what's happening here with Bitcoin ETFs. It's going to make it easy to allocate to Bitcoin in the native system that everyone is already running in the global capital markets. And so again, I think we hit the futures part of the question a bit, but this is truly a transformative step forward for the crypto industry and Bitcoin specifically.

David Adler: Great. Next question, and this one is for Zach: What explains good Bitcoin performance last year?

Zach Pandl: Yes, thanks, David. Bitcoin had a fantastic year in 2023, and I think there were a couple of elements to that. Undoubtedly, a big piece of it was the ETFs themselves--GBTC uplisting to the New York Stock Exchange and more competitor products coming to market.

There are two parts to that. One is just the inflows into Bitcoin itself. ETFs are going to open up Bitcoin access to a much wider range of investors and bring new capital into the market. Now that always is going to have some effect. I think it can have an especially pronounced effect in the current environment because Bitcoin supply is relatively tight.

I don't want to go too far down the path into Bitcoin analysis for this call, but something that listeners should be aware of is called the Bitcoin halving cycle. So every 4 years, the amount of newly issued Bitcoin that's issued every day falls by half. And we have another of those events coming up in April of this year. And so as there's new capital coming into this market, as there's new demand for Bitcoin, if you will, the growth in new supply will at the same time be shrinking. There are some other elements to this story as well. But we think the relatively tight supply picture combined with this new demand for Bitcoin could have a pronounced effect on price.

The other reason that the ETFs matter is a sort of statement about the asset class. There were 11 issuers when these products came to market in early January, and I think that just speaks to the wrap of support for the asset class after 2022 which, frankly, was a year of big drawdowns and a lot of bad headlines for crypto. It tells me that a lot of people independently have done their homework and have evaluated this asset class, evaluated Bitcoin and decided that it has long-term merit. So I think the ETF matters for both of those two reasons.

The other reason that Bitcoin had such a great year is more fundamental in nature, and that has to do with the Federal Reserve monetary policy cycle. Bitcoin, as we've talked on this webcast, is an alternative money system that competes with the US dollar. Federal Reserve started raising rates about 2 years ago, pushed interest rates up in the United States that helped strengthen the dollar, and it's a negative for things that compete with the dollar, like Bitcoin, like the value of gold. And that helped drive the price of Bitcoin down.

More recently, the Federal Reserve seems to have wrapped up its rate hikes late last year and have started to talk about lowering interest rates. So in the same way that Fed rate hikes were negative for Bitcoin's valuation, Fed rate cuts are probably a positive for Bitcoin's valuation. So I think it's really those two elements--the ETFs coming to market or on track to come to market and a turn in the US monetary policy cycle--that explain why Bitcoin's price had such great returns last year.

David Adler: Great. Next question is for John: Why were spot Bitcoin ETFs approved now? What are some characteristics to consider when evaluating spot Bitcoin ETFs?

John Hoffman: So maybe I'll start with the first part of that question around the approval. The first spot Bitcoin ETF application was filed in the US in 2013. And so it's been nearly 11 years to get to this point of a spot Bitcoin ETF here in the US market. All the previous denials up to that point were really based on concerns from the Commission about the underlying markets where Bitcoin is traded. And really, as the financialization of Bitcoin has evolved, so we talked about the evolution of the futures market a bit ago, and futures on Bitcoin and the further financialization of this asset class, the market has evolved, the surveillance of the underlying markets has evolved, and the modernization of the asset class has really enabled the launch of this spot Bitcoin ETF.

The other part of the question was centered on what to look at or how to evaluate spot ETFs, and we talked a little bit about that earlier in the webcast. But I would go back to a few points there. First off, the size and liquidity and track record of that product is an important element to think about when you're selecting a spot Bitcoin ETF. So the size‑‑how large is the fund, how many investors are there; the liquidity--what is the average daily trading volume, what is the spread in the secondary market--those are very important aspects to think about. And really, the total cost of ownership, the cost of getting in and out of the product beyond simply the management fee. And I think that those attributes are critical when assessing spot Bitcoin ETFs.

The last piece is really about the history of the operator, and do they have experience in this category? Again, this is a new segment of the market. Grayscale has been operating here for over a decade and has the experience navigating this segment, and I think that's an important element to think about when selecting a spot Bitcoin ETF.

David Adler: Great, thanks for that. A sort of broad question here: Would you consider crypto to be an early-stage technology? Do you think Bitcoin is an investable asset for long-term portfolios? And that question came in for Zach.

Zach Pandl: Is it a type of new technology? Absolutely. We talked about Bitcoin has a fascinating history, and I would think of it as a breakthrough around something that people had been working on for a long time. Now we don't need to go into too much depth here, but there's some fascinating history around this. But cryptography, distributed systems, these are projects that academics and hobbyists worked on for decades prior to the arrival of Bitcoin. It's something that was talked about in the '90s, having a digital alternative to gold distributed over a network of computers. Bitcoin really was the result of all that work when a researcher or group of researchers finally nailed it, finally got the right ingredients together to show us really how effective a public blockchain technology can work. So I would absolutely think about Bitcoin as tech investing in a way, in addition too its core use case as a store of value.

In terms of portfolios, what I would emphasize, of course, is that Bitcoin is just one asset, and investors are going to look at all the available options and think about how to put them together in an efficient way in a portfolio context with all the normal tools--thinking about correlations, thinking about volatility, thinking about individual investors' objectives, whether they need capital over the near term, over the longer term, whether the trying to generate income or capital appreciation. All those types of things need to go into the equation. So it's hard to be totally prescriptive, but I do think that some simple analysis would tell us that for the typical investor, that holding something like 5% of financial assets--so excluding your primary residence, for example--but about 5% allocation of financial assets into crypto would make a lot of sense, would help improve risk-adjusted returns and total returns over time. And doing that allocation through a Bitcoin ETF is a fantastic way to start.

David Adler: Great. The next question actually is about the ETFs. And the question is: Where are the Bitcoins in the ETF? Who's holding them? That question is for John.

John Hoffman: Yes, and David, I'll answer that one in a moment. I do want to go back to the comments a moment ago from my colleague, Zach, as it relates to time for a moment and build on that. And obviously, Bitcoin as a technology is 15 years old now. But another way to measure that is just through adoption. And a lot of times these technologies go through adoption cycles that are exponential. And so we always think about things in time and duration and that regard, but I would encourage people to also think about them in terms of adoption and where we may be in this exponential trend.

But to the question of where Bitcoin is held and where Grayscale's Bitcoin is held, so for Grayscale and specifically for GBTC, the Grayscale spot Bitcoin ETF, the Bitcoin is actually held and safeguarded by Coinbase. And so what's really interesting here is that as money flows into the ETF, given the transparency of the Bitcoin network and how Zach talked about the transparency on the blockchain, you can actually see on chain the coin moving as the fiat moves as well. And so again, Grayscale's Bitcoin is held in custody for GBTC by Coinbase. And again, I'd encourage folks to look into the analytics out there that are all publicly available that you can actually see the coin movement as well on a daily basis.

David Adler: Great. Another question came in for Zach: How does a Bitcoin transaction compare to traditional bank transactions? Are blockchains the same as Bitcoin?

Zach Pandl: Great question. A Bitcoin transaction and a bank transaction are different in a lot of ways, but I would emphasize really two things. The first, and maybe the most important, is just that it's instant or near instant. When I make a payment to you, David, from my bank to your bank, it can take multiple days before that payment is finalized. We're familiar with the terminology, "waiting for the check to clear." It takes a while for these things to happen, and there's no business at all that occurs on weekends, in the evening, or on public holidays like Martin Luther King Day.

So on a blockchain, it can take a few minutes, a few seconds depending on the blockchain. But these are near-instant final payments. And I do believe that this is one of the core improvements that public blockchain technology is going to bring to our financial system. So the first thing is that it's near instant.

The second thing is where this transaction takes place. We started out this conversation, David, talking about public blockchains and how that compares to what digital money looks like today. My bank has a record of my assets and liabilities; your bank has a record of your assets and liabilities. If I want to send money to you, really what happens is that my bank changes the record on its spreadsheet, and your bank changes the record of your assets on that bank's database or spreadsheet or digital ledger. So it's these commercial banks controlling the flow of that information recording, that digital information, on their systems.

In the Bitcoin context, all these transactions are peer-to-peer. There is no bank or anybody else involved. You have an address, an account, if you will, an identity on the Bitcoin blockchain. I know the number associated with your account. If I want to send that account money, I can just go do that on a peer-to-peer basis, and it doesn't require any approval or any other kind of middle-man involved. So those are the two key differences--the timeliness of the settlement of the transactions and the fact that they take place on a peer-to-peer basis with no intermediary. There's no commercial bank involved in the transaction whatsoever.

David Adler: Perfect. I'm going to put up the disclosure and I'm going to hold it here for some seconds so the audience has some time to read it. What I'd like to say to the audience is I'm sorry we did not get to all your questions, but Grayscale will follow up with you individually, so your questions will be answered one way or another, so that's quite important.

Also, I'd like to thank our two presenters for both a very crisp, informative, and certainly very timely presentation, so that was critically important. And for our final thank-you, I'd like to say to the audience thank you for joining us today. Thank you.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.